LAW OFFICES OF MICHAEL H. HOFFMAN, P.A.

                               1953 NW 22ND STREET
                              MIAMI, FLORIDA 33142
                               TEL: (786) 280-7575
                               FAX: (786) 276-6848
                         MICHAELHOFFMAN@MYSECLAWYER.COM

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                                February 10, 2006

United States Securities
   and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:      PracticeXpert, Inc.
         Form 10-KSB for the year ended December 31, 2004
         Filed April 15, 2005
         File No.  000-30583

Dear Sir or Madam:

      On behalf of PracticeXpert, Inc. (the "Company"), we are responding to the staff comments, as set forth in the letter from the staff of January 25, 2006 to Mr. Anthony Biele, Interim Chief Financial Officer of the Company.

      As set forth in the letter from the staff, the Company acknowledges and agrees as follows: (A) the Company is responsible for the adequacy and accuracy of the disclosures in the filings with the Securities and Exchange Commission (the "Commission"); (B) the staff comments, or changes to disclosures in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings; and (C) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      The Company acknowledges the staff comment that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in its review of the filings or in response to the staff comments on the filings.

United States Securities
   and Exchange Commission
February 10, 2006
Page 2


      The following captions and numbered paragraphs set forth herein correspond to the captions and numbered paragraphs contained in the staff's letter to the
Company:

Form 10-QSB for the quarter ended March 31, 2005

Note 7 - Acquisition, page 9

1. The Company acknowledges the staff comment that the Company has been requested to provide the staff with the fair value of the warrants issued to PI (Cayman) Limited, the determination of the fair value of such warrants and the line items in the Company's financial statements for the recordation of the fair value of such warrants and the offsetting fee to PI (Cayman) Limited. The warrants issued to PI (Cayman) Limited were valued by an independent firm specializing in the valuation of assets for financial statement reporting purposes and reporting purposes and in accordance with generally accepted accounting principles. The fair value of the warrants at the time of issuance was $161,224. The following are the significant assumptions used to value the warrants:

      Discount rate - Bond Equivalent Yield - 3.50%
      Expected life - 5 years
      Expected volatility - 70%
      No annual rate of quarterly dividends was included in the assumptions

      The Company inadvertently did not record the fair value of the warrants in the first quarter of 2005. In the second quarter, the warrants were recorded at the fair value of $161,224, as determined above. However, the fair value of the warrants was recorded as an increase to the goodwill of the acquired company with an offset to additional paid-in capital. In the third quarter, the Company determined that the fair value of the warrants should correctly be recorded as unamortized discount, not an increase to goodwill. As a result, the adjustment to goodwill made in the second quarter was reversed and the fair value net of amortization in the amount of $120,918 was recorded as unamortized discount in the third quarter. The amortization of $40,306 was recorded as a third quarter charge against income.

      The Company will amend its Form 10-QSB for the quarter ended March 31, 2005, to properly record this transaction in the first quarter as unamortized discount in the amount of $161,224, and to amortize the discount of $13,435 for the period. The Company will amend its Form 10-QSB for the quarter ended June 30, 2005 to eliminate the previously recorded adjustment to goodwill of $161,224, and to record amortization of the discount in the amount of $13,435 in the second and third quarters of 2005. The Company will amend its Form 10-QSB for the quarter ended September 30, 2005 to properly record the amortization of the unamortized discount by changing it from $40,306 to $13,435 for the period.

United States Securities
   and Exchange Commission
February 10, 2006
Page 3


Form 10-QSB for the quarter ended June 30, 2005

Note 2 - Intangible Assets, page 7

2. The Company acknowledges the staff comment that the Company has disclosed its accounting policy for testing its intangible assets and long-lived assets for impairment, but not yet updated its accounting policy for goodwill impairment. The Company also acknowledges the staff comment that the Company explain and expand its disclosure for testing goodwill impairment. The Company will comply with the staff comment by amending its Form 10-QSB for the quarter ended June 30, 2005, by appending an additional paragraph to Note 2 - Intangible Assets - as follows:

            "The Company performs a review for goodwill impairment annually or more frequently where circumstances indicate that an asset may no longer be recoverable. The Company performs certain tests to determine if goodwill impairment exists. If goodwill impairment is deemed to exist, additional steps are performed to measure such impairment. Impairment testing is based on reporting units."

Note 7 - Acquisition, page 10

3. The Company acknowledges the staff comment that the Company provide disclosure of the fair value of the promissory note in the amount of $4,000,000 issued to PI (Cayman) Limited when allocating the purchase price of PracticeOne to the assets acquired and liabilities assumed by the Company in January 2005, and that the Company provide disclosure on the consideration given by the Company to the market price of its common stock when considering the effect of the conversion feature on the fair value of such promissory note. The fair value of the promissory note in the principal amount of $4,000,000 was determined based upon the principal amount of the note, because the promissory note was convertible at the discretion of both the Company and PI (Cayman) Limited prior to its maturity date. The market price of the Company's Common stock on the closing date of the transaction with PracticeOne was $.13 per share, which was lower than the conversion price of $.40 per share. Therefore, no value was attributed to the conversion feature in the promissory note in determining the fair value of the promissory note.

United States Securities
   and Exchange Commission
February 10, 2006
Page 4


Form 8-K dated January 16, 2006

4. The Company acknowledges the staff comment that the Company received a notice of termination of the asset-based financing revolving credit facility with Meridian Commercial Healthcare Finance, LLC ("Meridian") after the close of business on January 13, 2006, and previously had issued 900,000 warrants to Meridian in June 2005 in connection with obtaining such revolving credit facility. The Company acknowledges the staff comment that the Company inform the staff on the manner in which it recorded such warrants at the time they were issued, and that the Company include in such information the fair value of the warrants, the manner in which the fair value of the warrants was determined, and where the offset to these warrants is recorded in its financial statements. The aforementioned warrants issued to Meridian Commercial HealthCare Finance, LLC were valued by an independent firm specializing in valuation of assets for financial statement reporting purposes and in accordance with generally accepted accounting principles, which attributed a fair value of $14,503 to the warrants.

      The following are the significant assumptions used to value the warrants:

      Discount rate - Bond Equivalent Yield - 3.63%
      Expected life - 5 years
      Expected volatility - 70%
      No annual rate of quarterly dividends was included in the assumptions

      The fair value of the warrants is offset against the Line of Credit, which is included in the Consolidated Balance Sheet in the line item Note Payable.

United States Securities
   and Exchange Commission
February 10, 2006
Page 5


Form 8-K dated December 31, 2005

5. The Company acknowledges the staff comment that it recorded a write-off of goodwill and other intangible assets of approximately $750,000 in connection with the sale of the Company's medical transcription business on December 31, 2005. The Company acknowledges the staff's request for information relating to the remaining goodwill on the Company's books and the manner in which the Company determined that no further impairment exists in light of the continuing losses and negative operating cash flows of the Company as of the date of the Form 8-K filed with the Commission on January 20, 2006. The remaining goodwill on the Company's books relates to the purchase of Physician Informatics, Inc. a/k/a PracticeOne, which was acquired by the Company on January 3, 2005. The goodwill at the time of the acquisition was valued based upon a valuation by an independent firm specializing in such valuations. At the time PracticeOne was acquired by the Company, this valuation firm determined that there was substantial goodwill related to the business of PracticeOne. The Company in good faith believes there are no further circumstances that have occurred, or are expected to occur, for the Company to conclude that additional goodwill impairment will arise. Notwithstanding the foregoing, the Company will continue to review for goodwill impairment in accordance with the Company's policy, as set forth in this letter in paragraph 2 above. In the event any goodwill impairment arises, the Company will appropriately adjust the carry amount of the goodwill in a manner consistent with the aforementioned policy.

      Please feel free to contact the undersigned should you have any comments or questions regarding the foregoing.

                                                Sincerely yours,

                                                /s/ Michael H. Hoffman, Esq.

                                                Michael H. Hoffman, Esq.